Mail Stop 4-06

								January 9, 2006

W. Michael Kipphut
Senior Vice President and Chief Financial Officer
Sykes Enterprises, Incorporated
400 N. Ashley Drive
Tampa, FL 33602

	Re:	Sykes Enterprises, Incorporated
      Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
      File No. 000-28274

Dear Mr. Kipphut:

      We have reviewed your response letter dated December 13,
2005
and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Prior Comment no. 1

1. You state in your response that the Company uses the residual method of accounting under paragraph 12 of EITF 00-21 to determine the amount of the total contractual fee to allocate to Infrastructure
Services. Paragraph 12 of EITF 00-21 indicates that using a residual method to determine the fair value of an undelivered item is not an acceptable method of allocating arrangement consideration to the separate units of accounting. Given that Infrastructure Services relate to the on-going monitoring and support of IT and telecommunications infrastructure (i.e., providing on-going maintenance, development and testing), it appears to represent an undelivered element, which would require the Company to amortize the entire arrangement fee to revenues over the life of the agreement given that residual method would not apply. Revise the filing accordingly, or tell us why such revision is not required.

Prior Comment no. 2
2. We note your response to our previous comment no. 2 where you indicate that certain deferred revenues included in current liabilities represent up-front fees received on multi-year contracts that contain cancellation and refund provisions. In future filings, revise your Summary of Significant Accounting Policies footnote to include a discussion of the components of your deferred revenues to specifically discuss the inclusion of multi-year contracts in current liabilities.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Very truly yours,



							Kathleen Collins
      Accounting Branch Chief
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W. Michael Kipphut
Sykes Enterprises, Incorporated
January 9, 2006
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